# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Credit Acceptance Corporation, CIK 0000885550
CUSIP: 225310101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, Michigan (MI), 48034-8339
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001499472

## Reporting persons
- John P. Neary, not individually but solely as a co-trustee of the Marital Trust U/A Donald A. Foss Trust January 16, 1981: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 852,797; sole dispositive power 0; shared dispositive power 852,797; aggregate amount beneficially owned 852,797 (7.6% of the class)
  Comment: *This percentage is calculated based upon total outstanding shares of 11,237,661 as of July 24, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the SEC on July 31, 2025.

## Item 1. Issuer
Name of issuer: Credit Acceptance Corporation
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, MI, 48034-8339

## Item 2. Person Filing
Name of person filing: John P. Neary
Address of principal business office or, if none, residence: 101 W. 14 Mile Road, Madison Heights, MI 48071
Citizenship: John P. Neary is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 852,797 shares of Common Stock
Percent of class: 7.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 852,797
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 852,797

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John P. Neary, not individually but solely as a co-trustee of the Marital Trust U/A Donald A. Foss Trust January 16, 1981: /s/ John P. Neary, John P. Neary, Co-Trustee (08/14/2025)